As filed with the Securities and Exchange Commission on May 6, 2003
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          BESTNET COMMUNICATIONS CORP.
             (Exact name of registrant as specified in its charter)

             Nevada                                              86-1006416
 (State or other jurisdiction of                             (I. R. S. Employer
 incorporation or organization)                              Identification No.)

          5075 Cascade Road SE, Suite A, Grand Rapids, Michigan 49546
                                 (616) 977-9933
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Copies to:
      Robert A. Blanchard                            Gregory R. Hall, Esq.
 BestNet Communications Corp.                  Squire, Sanders & Dempsey L.L.P.
5075 Cascade Road SE, Suite A                       Two Renaissance Square
 Grand Rapids, Michigan 49546                40 North Central Avenue, Suite 2700
        (616) 977-9933                            Phoenix, Arizona 85004-4498
                                                        (602) 528-4000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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

===========================================================================================================

                                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
                                                     Proposed maximum     Proposed maximum       Amount of
    Title of each class of           Amount to be     offering price     aggregate offering    registration
  securities to be registered       registered (1)       per unit              price                fee
-----------------------------------------------------------------------------------------------------------

Units                                  3,563,593         $0.30 (2)        $1,069,078.00 (2)       $ 86.49

  Common Stock, $.001 par value
     per share                        10,690,779            --                       --                --

  Series A Preferred Stock             3,563,593            --                       --                --

     Common Stock, $.001 par
         value per share               7,127,186         $0.10 (3)        $  712,719.00 (3)       $ 57.66

  Warrants                             3,563,593            --                       --                --

     Common Stock, $.001 par
         value per share               3,563,593         $0.30 (4)        $1,069,078.00 (4)       $ 86.49

Common Stock, $.001 par value
     per share                            57,500         $0.31 (5)        $   17,825.00 (5)       $  1.44

                                                                                  TOTAL FEE:      $232.08

----------
(1) There are being registered under this registration statement: (i) 3,055,399 units issued in a private placement transaction completed in March 2003, each unit consisting of three shares of common stock, a three-year warrant to purchase one share of common stock, and one share of Series A Preferred Stock; (ii) 508,194 units issuable upon conversion of $150,000 in aggregate principal plus $2,458 of accrued interest of our 10% Senior Secured Notes due April 26, 2003; (iii) 10,690,779 shares of common stock underlying the units; (iv) 3,563,593 shares of Series A Preferred Stock underlying the units; (v) warrants to purchase an aggregate of 3,563,593 shares of common stock underlying the units; (vi) 7,127,186 shares of common stock issuable upon conversion of the Series A Preferred Stock; (vii) 3,563,593 shares of common stock issuable upon exercise of the warrants; and (viii) 57,500 shares of common stock issued as consideration for the 10% Senior Secured Notes. Pursuant to Rule 416(a), this registration statement also covers an indeterminate number of additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction, or pursuant to the anti-dilution provision of the Series A Preferred Stock and the warrants. This registration statement also covers an indeterminate number of additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction, or pursuant to the anti-dilution provisions of the Series A Preferred Stock and the warrants.
(2)  Based on the offering price of each unit.
(3) Calculated pursuant to Rule 457(i) under the Securities Act of 1933, as amended, based on the price at which the Series A Preferred Stock may be converted into shares of common stock.
(4) Calculated pursuant to Rule 457(g) under the Securities Act of 1933, as amended, based on the price at which the warrants may be exercised.
(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(C) and (o) under the Securities Act of 1933, as amended, on the basis of the closing price for shares of our common stock as reported by the Nasdaq Over the Counter Bulletin Board on May 1, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 6, 2003

                          BESTNET COMMUNICATIONS CORP.

     In February 2003, we completed a financing transaction that consisted of the issuance of $150,000 in aggregate principal amount of our 10% Senior Secured Convertible Promissory Notes. The principal and accrued interest outstanding under the notes is convertible into units of the Company at a conversion price equal to $0.30 per unit. BestNet Communications Corp. received conversion requests to convert the principal and accrued interest of the 10% Senior Secured Notes on April 24, 2003. In March 2003, we privately placed 3,055,399 additional units to qualified investors at a per unit price of $0.30. Each unit consists of the following securities: three shares of our common stock, par value $.001 per share; one three-year warrant to purchase one share of common stock at a per share exercise price of $0.30; and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock. This prospectus relates to the resale of the following securities: the 3,563,593 units, the 3,563,593 shares of Series A Preferred Stock, the 3,563,593 warrants and the 10,690,779 shares of common stock that comprise the units, as well as the issuance and resale of 7,127,186 shares of common stock issuable upon conversion of the Series A Preferred Stock and 3,563,593 shares of common stock issuable upon exercise of the warrants. Holders of the units may not separately trade the warrants, the Series A Preferred Stock, or the common stock underlying the warrants and the Series A Preferred Stock until such time as determined by our board of directors. See "Description of Securities" on page 29.

     As of April 21, 2003, we had 50,000,000 shares of common stock authorized, 19,257,325 of which shares were issued and outstanding. Upon completion of the unit private placement, 29,948,104 shares of common stock were issued and outstanding, exclusive of any shares issuable upon either the exercise of the warrants or the conversion of the Series A Preferred Stock. The issuance of the shares of common stock underlying the warrants and the Series A Preferred Stock is subject to approval by our shareholders of a proposal to increase the authorized capital stock to accommodate the exercise of the warrants and the conversion of the Series A Preferred Stock. Assuming such approval is granted, an additional 10,690,779 shares of common stock will be reserved for issuance upon exercise of the warrants and conversion of the Series A Preferred Stock.

     The 21,439,058 shares of common stock that may be resold by the selling stockholders constitute 111.3% of our issued and outstanding stock as of April 21, 2003. The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed to be underwriters of the shares of common stock, which they are offering. Please see the "Selling Stockholders" section beginning on page 23 in this prospectus for a complete description of all of the selling stockholders.

     Gross proceeds from the sale of the units were $916,620.00, which will be used for working capital purposes. We will also receive up to an additional $1,069,078 if all of the warrants are exercised and $712,719 if all of the Series A Preferred Stock is converted, which amounts will also be used for working capital purposes. The selling stockholders will receive all of the amounts received upon any sale by them of the units, the Series A Preferred Stock and the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the subsequent resale of such securities.

     Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol BESC.OB. On May 1, 2003, the closing sale price of our common stock was $0.31 per share.

     Investing in our common stock involves a high degree of risk. See Risk Factors on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 6, 2003.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION........................................    1

INCORPORATION OF DOCUMENTS BY REFERENCE....................................    1

SUMMARY ...................................................................    2

THE OFFERING...............................................................    5

RISK FACTORS...............................................................    7

COMPANY OVERVIEW...........................................................   12

USE OF PROCEEDS............................................................   21

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...................   21

SELLING STOCKHOLDERS.......................................................   22

PLAN OF DISTRIBUTION.......................................................   27

DETERMINATION OF OFFERING PRICE............................................   28

DESCRIPTION OF SECURITIES TO BE REGISTERED.................................   28

LEGAL MATTERS..............................................................   29

EXPERTS ...................................................................   29

INFORMATION WITH RESPECT TO THE REGISTRANT.................................   29

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES ..............................................   29

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock, units and Series A Preferred Stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock, units and Series A Preferred Stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 2002;

     * our quarterly reports on Form 10-QSB for the quarterly periods ended November 30, 2002 and February 28, 2003; and

     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     If you would like a copy of any of these documents, at no cost, please write or call us at:

                          BestNet Communications Corp.
                          5075 Cascade Road SE, Suite A
                          Grand Rapids, Michigan 49546
                            Attn: Corporate Secretary
                            Telephone: (616) 977-9933

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                     SUMMARY

     The following summary should be read by you together with the more detailed information in other sections of this prospectus. You should also carefully consider the factors described under Risk Factors at page 7 of this prospectus. Throughout this prospectus, we refer to BestNet Communications Corp. as BestNet, we, our, ours, and us.

                          BESTNET COMMUNICATIONS CORP.

     We are a facilities-based, global communication solutions provider. Our patented, proprietary technology uses widely available Internet access to control, enable, and manage voice communications over the public switched telecommunication network ("PSTN"). We are a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based Internet telephony software applications that control, manage and enable global telecommunications services. We are presently focusing substantially all of our financial and other resources on developing, marketing, licensing and selling our Internet-based telecommunications applications, technologies and services to corporate and residential clients worldwide. We market our Internet telephony services to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this Report, we have approximately 13,000 clients, making calls from 142 countries and calling to 198 countries.

     Our flagship product, Bestnetcall, is the industry's first patented, phone-to-phone, Internet-enabled long distance service, which combines global internet access and the public switched telephone network ("PSTN") via our internet website at Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name "Bestnetcall."

     Although founded as a Nevada Corp. on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name "Wavetech International, Inc." and developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card service. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled long distance services. On September 27, 2000, we changed our name to BestNet Communications Corp.

     At August 31, 2002, and February 28, 2003, we had an accumulated deficit of $23,488,980 and $26,161,984 (unaudited), respectively. We had net losses available to common shareholders for the fiscal year ended August 31, 2002 and six-month period ended February 28, 2003 of $6,468,448 and $2,673,004 (unaudited), respectively. We expect to continue to spend considerable financial and management resources on the further roll-out of our Bestnetcall and other related services, which is described below.

     Users of our Bestnetcall services are able to do the following by accessing our website at www.Bestnetcall.com:

     *    Register to use our Bestnetcall services

     *    Access and launch communication applications

     *    Access current rate tables and time zone charts

     *    Access a full suite of call management features

     *    Access customer service immediately via the Internet

     *    Maintain call account security

     *    Obtain real time billing detail

     Our Bestnetcall service does not require the purchase of special hardware or software by the customer and uses existing telephone equipment. Users only need access to the Internet and an available phone line (land line or cellular). Bestnetcall also offers immediate real time billing detail to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options. The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets include:

     *    Large Corporate / Enterprise Clients

     *    Internet Service Providers

     *    Mid-sized to SOHO Business (Small Office Home Office)

     *    Marketing and Channel Partners

     *    Reseller, VAR and Integrators

     *    Technology and Telecommunications Consultants

     *    Consumers

     Our marketing efforts are targeted at international long distance and conference calling clients in a number of key geographic areas in the world. Our priorities are focused primarily on the following geographic regions:

     *    Central and South America

     *    North America

     *    Asia Pacific

     *    Europe

     *    Middle East

     *    Caribbean

     Our principal executive offices are located at 5075 Cascade Road SE, Suite A, Grand Rapids, Michigan 49546. Our telephone number is (616) 977-9933. We wholly own our three subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc., and Telplex International Communications, Inc.

                SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

    The following selected and summary consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in our Form 10-KSB for the year ended August 31, 2002 and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended August 31, 1997, 1998, 1999, 2000, 2001 and 2002 are derived from information in our financial statements not included elsewhere in this prospectus.

                                                                             YEAR ENDED AUGUST 31,
                                       --------------------------------------------------------------------------------------------
                                          1997               1998              1999           2000           2001           2002
                                       -----------       -----------       -----------    -----------    -----------    -----------
Statement of Operations
Data:
Revenue                                $   719,142       $   157,838       $    13,580    $    28,670    $   360,615    $ 1,060,582
Cost of revenue                            679,930            85,082             9,468         51,722        382,298      1,432,196
Selling, general and administration      1,584,747           794,004           691,479      1,188,032      2,044,720      2,028,732
Depreciation & amortization                211,786           156,965           146,977      1,545,636      1,979,975      2,277,525
                                       -----------       -----------       -----------    -----------    -----------    -----------
Total cost and expenses                  2,476,463         1,036,051           847,924      2,785,390      4,024,695      4,306,257

Loss from operations                    (1,757,321)         (878,213)         (834,344)    (2,756,720)    (4,046,378)    (4,677,871)

Other Income and Expenses:
Interest income                              8,500             6,565            70,519         76,129        227,691          3,023
Rental income                                    0             8,833            36,000         22,500              0              0
Misc income                                      0                 0                 0          4,014              0              0
Interest expense                           (26,893)          (45,182)           (8,995)       (60,512)           (36)      (764,688)
License agreement termination income             0           236,906                 0              0              0              0
Loss on sale of investment in Switch             0          (216,165)                0              0              0              0
Debt conversion expense                          0           (92,894)                0              0              0              0
Proposed merger costs                            0          (236,737)         (118,450)             0              0              0
Write-off of intangibles & other
  assets                                         0                 0           (36,125)             0              0              0
Foreign asset tax expense                        0                 0                 0              0            (50)       (30,050)
Preferred stock conversion penalty               0                 0          (144,000)      (221,226)             0        (35,944)
Gain on sale of fixed assets                     0                 0                 0              0              0          2,405
Other misc expenses                              0                 0           (15,000)             0         (1,304)          (800)
                                       -----------       -----------       -----------    -----------    -----------    -----------
Total Other Income and Expenses            (18,393)         (338,674)         (216,051)      (179,095)       226,301       (826,054)
                                       -----------       -----------       -----------    -----------    -----------    -----------
Net loss from continuing operations    $(1,775,714)      $(1,216,887)      $(1,050,395)   $(2,935,815)    (3,820,077)   $(5,503,925)
Income (loss) from discontinued
  operations                                     0                 0                 0              0         17,280         (5,800)

Cumulative preferred dividends
  declared and preferred stock
  conversion benefit                             0           135,994            36,500      2,602,046        212,013        958,723
                                       -----------       -----------       -----------    -----------    -----------    -----------
Net loss available to common
  shareholders                         $(1,775,714)      $(1,352,881)      $(1,086,895)   $(5,537,861)   $(4,014,810)   $(6,468,448)

Net loss per share, basic & diluted    $      (.74)      $     (0.51)      $     (0.37)   $     (1.72)   $     (0.45)   $     (0.41)

Weighted average shares outstanding,
  basic & diluted                        2,409,195(1)      2,663,257(1)      2,904,693      3,221,225      9,013,669     15,933,908

                                                                      YEAR ENDED AUGUST 31,
                              -----------------------------------------------------------------------------------------------------
                                  1997              1998              1999              2000             2001              2002
                              ------------      ------------      ------------      ------------     ------------      ------------
Balance Sheet Data:
Cash & Cash Equivalents       $     13,329      $  2,202,573      $    889,620      $  2,581,492     $    285,518      $    351,784
Working Capital                   (650,761)        1,863,442           618,440         2,394,852          197,796          (526,923)
Total Assets                     2,840,796         2,542,171         1,574,395        13,862,867       11,264,956         9,500,400
Total Liabilities                  828,981           389,219           281,288           210,542          164,196         1,046,125
Accumulated Deficit             (5,028,085)       (6,380,966)       (7,467,861)      (13,005,722)     (17,020,532)      (23,488,980)
Stockholders' Equity             2,011,815         2,152,952         1,293,107        13,652,325       11,100,760         8,454,275

----------
(1) As restated to reflect a one-for-six reverse stock split effective December 18, 1998.

                                  THE OFFERING

     This prospectus relates to the resale of the units and the securities underlying the units. Each unit consists of three shares of common stock, one three-year warrant to purchase one share of common stock at an exercise price of $0.30 per share of common stock, and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock. The offered securities include the units, the common stock issued pursuant to the sale of the units, the warrants, the Series A Preferred Stock, and the shares of common stock underlying the warrants and the Series A Preferred Stock. In particular, this prospectus covers the resale, by the selling stockholders, of 3,563,593 units, 3,563,593 warrants, 3,563,593 shares of Series A Preferred Stock and 10,690,779 shares of common stock, issued to the selling shareholders pursuant to the sale of the units. This prospectus also covers the issuance, subject to shareholder approval of an increase in the authorized capital stock of the Company to accommodate such issuance, and resale of the 10,690,779 shares of the underlying common stock, 3,563,593 shares of which are issuable upon exercise of the warrants, and 7,127,186 shares of which are issuable upon conversion of the Series A Preferred Stock.

     As of April 21, 2003, we had 19,257,325 shares of common stock issued and outstanding. The total number of shares of common stock subject to this prospectus - of 21,439,058 shares of common stock, including 10,690,779 shares issued pursuant to the Unit Issuance, 3,563,593 shares issuable upon exercise of the warrants and 7,127,186 shares issuable upon conversion of the Series A Preferred Stock, and 57,500 shares issued as consideration of the 10% Secior Secured Notes - represents 111.3% of our issued and outstanding stock as of April 21, 2003,

                            SECURITIES BEING ISSUED

UNITS

     In this prospectus we are registering the resale by the selling shareholders of 3,563,593 units. Of the 3,563,593 units being registered, 3,055,399 units were issued pursuant to a Unit Purchase Agreement entered into with investors at a per unit purchase price of $0.30. The remaining 508,194 units are issuable upon conversion of $150,000 in aggregate principal amount plus accrued interest of the Senior Secured Convertible Notes issued in February 2003. Each unit consists of three shares of common stock, one three-year warrant to purchase one share of common stock at an exercise price of $0.30 per share of common stock, and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock.

WARRANTS

     In this prospectus we are registering the resale by the selling shareholders of 3,563,593 warrants. The warrants, which were issued as part of the units, entitle the warrant holders to purchase one share of common stock at the exercise price of $0.30 per share of common stock. The warrants may be exercised at any time following the date, if ever, the Company's shareholders adopt a proposal authorizing an increase in the Company's authorized capital stock. The warrants expire on the third anniversary of their issuance date. The exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and reverse stock splits, combinations and reclassifications of common stock, and any reorganization, merger or combination of the Company with or into another Corp. or the sale of all or substantially all of our assets. Warrant holders do not have any voting or other rights as common shareholders. As of the date of this prospectus, the warrants remain unexercised. Although we are registering the resale of the warrants in this registration statement as part of the units, the warrants will not be separately tradable or transferable apart from the units.

SERIES A CONVERTIBLE PREFERRED STOCK

     In this prospectus, we are registering the resale by the selling shareholders of 3,563,593 shares of Series A Convertible Preferred Stock. The shares of Series A Preferred Stock, which were issued as part of the sale of the units, are entitled to a liquidation preference amount of $0.001 per share, and each share is convertible into two shares of common stock at an exercise price of $0.10 per common share. The Series A Preferred Stock may be converted at any time following the date, if ever, the Company's shareholders adopt a proposal authorizing an increase in the Company's authorized capital stock. Series A Preferred Stockholders do not have any voting or other rights as common shareholders.

     As of the date of this prospectus, all of the 3,563,593 outstanding shares of the Series A Preferred Stock remain outstanding. The Series A Preferred Stock will not be separately tradable or transferable apart from the units until such time as determined by our board of directors.

COMMON STOCK ISSUED AS PART OF THE UNITS

     In this prospectus, we are also registering the resale by the selling shareholders of 10,690,779 shares of common stock issued pursuant to the sale of the units. For a description of our common stock, see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

COMMON STOCK UNDERLYING THE WARRANTS AND THE SERIES A PREFERRED STOCK

     In this prospectus we are also registering the issuance and resale of 10,690,779 shares of common stock underlying the warrants and the Series A Preferred Stock. Subject to the approval by the stockholders of an increase in our capital stock, an aggregate of 10,690,779 shares of common stock, including 3,563,593 shares underlying the warrants and 7,127,186 shares underlying the Series A Preferred Stock, will be reserved for issuance upon the exercise of the warrants and the conversion of the Series A Preferred Stock. The common stock underlying the warrants and the Series A Preferred Stock will not be separately tradable or transferable apart from the units until such time as determined by our board of directors.

COMMON STOCK  ISSUED AS PART OF THE 10% SENIOR  SECURED  CONVERTIBLE  PROMISSORY
NOTES

     In this prospectus, we are also registering 57,500 shares of common stock issued to the accredited investors as consideration for the 10% Senior Secured Convertible Promissory Notes.

                                  RISK FACTORS

BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION.

SINCE WE ARE DEPENDENT ON COMPONENTS OF OUR LICENSE AGREEMENT WITH SOFTALK, ANY MATERIAL CHANGES IN THIS AGREEMENT COULD ADVERSELY IMPACT OUR BUSINESS AND FUTURE OPERATIONS.

     We are dependent on components of our license agreement with Softalk, which gives us a worldwide exclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to commercial accounts. Softalk is a privately held Canadian software development company. This agreement also grants us a worldwide nonexclusive license to distribute, market, service, sell and sublicense current and future Softalk communication software to individual customer accounts. In September of 2002, we began legal proceedings against Softalk in Canada to address numerous breaches of its obligations under the various agreements in place between our companies. In September 2002, we obtained a court order/injunction requiring Softalk to monitor and maintain our communication network during a commercially reasonable transition period. Softalk failed to comply with this court order/injunction and has, instead, responded by making allegations of its own against us for alleged breaches of the Softalk license agreement. On making its allegations, Softalk has threatened to terminate the license agreement. We believe Softalk's allegations are without merit and we are responding by asserting our rights under our agreements with Softalk and at law. We have moved under the contractual agreements to resolve matters in arbitration proceedings with Softalk. In the event such proceedings, or any other proceedings arising out of the context of these arbitration proceedings, result in material changes in the agreements, or the termination thereof, such an outcome could materially adversely impact our business and future operations.

IF OUR BESTNETCALL SERVICE IS NOT ACCEPTED BY TARGETED CUSTOMERS, OUR FUTURE OPERATING RESULTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We have operated at a loss for the last ten years. Our Bestnetcall service is a unique value-generating product. It has yet to be determined if the Bestnetcall service will achieve broad commercial acceptance by Internet users. The failure to achieve broad market acceptance will have a material adverse effect on our business, financial condition and results of operations. Our risks include the following:

     *    evolving and unpredictable business models;

     *    management and funding of growth;

     * our ability to anticipate and adapt to developing international markets;

     *    acceptance by Internet users;

     * our ability to establish relationships with additional strategic partners; and

     *    commercial acceptance of Bestnetcall.

To address these risks we must, among other things:

     *    attract and retain frequent users in targeted markets;

     * continue to provide value creating services for current and future customers;

     *    grow usage by our existing customer base;

     * attract a significant number of new Internet telephony business customers in target markets;

     *    expand value-added services;

     *    successfully respond to competitive developments;

     *    continue to form and maintain relationships with strategic partners;

     *    continue to attract, retain and motivate qualified personnel;

     *    provide superior customer service; and

     * continue to develop technologies and commercialize value creating communication services.

A FAILURE BY PARTIES THAT MAINTAIN PHONE AND DATA LINES TO SERVICE SUCH LINES OR AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY DISRUPT BESTNET'S BUSINESS.

     Our business strategy depends on the availability of the Internet to transmit data packets. We also rely on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. If any of these carriers increase their charges for using these lines, which has become increasingly likely in light of the deregulation, then our profitability will be materially adversely affected. They may also fail to properly maintain their lines and disrupt our ability to provide service to our customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of our ability to complete calls over the Internet would have a material adverse affect on our business, financial condition and results of operations. We may be unable to continue purchasing such services from these third parties on acceptable terms, if at all. If we are unable to purchase the necessary services to maintain and expand its network as currently configured, then our business, financial condition and results of operations would be materially adversely affected.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES, WHICH, IF INCREASED OR CHANGED, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     While the FCC has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the FCC, and the FCC could impose greater or lesser regulation on our industry. For Example, the FCC is currently considering, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those that provide Internet telephone services to end-users located within the U.S. To date this has not been done however, the imposition of such surcharges or the regulation of Internet telephony providers both in the U.S. and internationally could increase the cost of doing business over the Internet and materially adversely affect our business, financial condition and results of operations.

     Aspects of our operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. There can be no assurance that government agencies will not increasingly regulate Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition and results of operations.

THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  INTERNATIONAL  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We are marketing our services to international long distance callers in over 142 countries around the world. Because we conduct business internationally, we are subject to certain direct or indirect risks. These risks could include:

     * unexpected changes in regulatory requirements for the Internet and/or Internet telephony;

     * foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue;

     *    foreign taxation; and

     * the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

     Changes in regulations and tax could have an adverse effect on our revenue and costs.

BESTNET HAS A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE OPERATING INCOME FROM THE SALE OF ITS BESTNETCALL SERVICE.

     As of August 31, 2002 and February 28, 2003, we had an accumulated deficit of $23,488,980 and $26,161,984 (unaudited), respectively.

     We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our Bestnetcall service to businesses. Revenues are also anticipated from the sub-licensing of proprietary technology and business systems to partners around the world. The profitability and success of BestNet will depend on:

     * our ability to maintain existing corporate relationships and our ability to enter into new relationships.

     * our ability to retain the right to sell value added Internet based services;

     * our ability to effectively create and maintain relationships with multinational partners;

     * our ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall services; and

     *    our ability to generate sufficient sales volume.

     Accordingly, we expect to continue to expend considerable financial and management resources on the rollout of our Bestnetcall and other related services, strategic relationships, sales and marketing along with operating improvements to meet specific client needs. As a result, we expect to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. Further, we may not achieve or maintain profitability or generate cash from operations in future periods.

CONFLICTS OF INTEREST COULD CONTINUE TO ARISE WHICH MATERIALLY ADVERSELY AFFECT BESTNET, ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Conflicts of interest could continue to arise between our  affiliates,  and
us,  including   Softalk,   in  areas  relating  to  past,  ongoing  and  future
relationships, including:

     * the Bestnetcall license agreement, corporate opportunities, indemnity arrangements, tax and intellectual property ownership matters;

     *    potential acquisitions or financing transactions; and

     *    sales or other dispositions by BestNet principals.

     These conflicts also may include disagreements regarding the Bestnetcall license agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement arising out of the active arbitration. Such amendments, modifications or waivers may adversely affect our business, financial condition and results of operations. Ownership interests of directors or officers in BestNet common stock, or serving as both a director/officer of BestNet could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for BestNet.

OUR INABILITY TO BE COMPETITIVE INTERNATIONALLY OR TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in international markets. These risks could impair our ability to expand internationally as well as have a material adverse effect upon our overall business operations, growth and financial condition. In addition, international regulations continue to change and could effect adversely business that we currently have along with business that we will develop in the future.

ON-LINE SECURITY BREACHES OR FAILURES MAY MATERIALLY ADVERSELY AFFECT BESTNET.

     In order to successfully provide services over the Internet, it is necessary that we are able to ensure the secure transmission of confidential customer information both voice and data. We employ certain technology in order to protect such information, including customer credit card information.
However, we may be unable to ensure that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that the Internet is not secure, even if unfounded, means that fewer consumers might use our services. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     In our Articles of Incorporation, we are authorized to issue up to 50,000,000 million shares of common stock. The Board of Directors may authorize the issuance of shares of stock for such consideration, as it deems adequate. Additional shares of common stock may be issued to raise capital, to purchase property or rights, and upon exercise of warrants, options, or other derivative instruments. We are also authorized to issue up to 10,000,000 million shares of Series A Preferred Stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Series A Preferred Stock that may be issued in the future. Series A Preferred Stock may be issued that is convertible into shares of common stock at conversion prices that might not be related to the then current market price. The market price of our common stock may decrease as more shares of common stock become available for trading. The equity interest of the shareholders in BestNet also may be reduced through the issuance of new common stock required to further fund our company.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

     We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of Series A Preferred Stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The issuance of Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include our plans:

     *    to grow our Internet-based communications businesses
     *    to expand the range of services we offer
     * to increase the number of customers using our services and the minutes of use and price per minute of use of the traffic booked through our websites and network
     * to otherwise expand our business activities in new cities and foreign countries
     * to retain key personnel or otherwise to implement our strategy as well as our beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising

     These forward looking statements include statements regarding the belief or current expectation of management and are based on management's current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those previously described, as well as those discussed elsewhere in this prospectus.

                                COMPANY OVERVIEW

BUSINESS DEVELOPMENT

     We are a facilities-based, global communication solutions provider. Our patented, proprietary technology uses widely available Internet access to control, enable, and manage voice communications over the public switched telecommunication network ("PSTN"). We our a product development, marketing, sales, sub-licensing, customer service and billing organization for patented, packet-based Internet telephony software applications that control, manage and enable global telecommunications services. We are presently focusing substantially all of our financial and other resources on developing, marketing, licensing and selling our Internet-based telecommunications applications, technologies and services to corporate and residential clients worldwide. We market our Internet telephony services to individual clients and selected companies with international locations and/or clients worldwide. As of the date of this Report, we have approximately 13,000 clients, making calls from 142 countries and calling to 198 countries.

     Our flagship product, Bestnetcall, is the industry's first patented, phone-to-phone, Internet-enabled long distance service, which combines global internet access and the public switched telephone network ("PSTN") via our internet website at Bestnetcall.com. This service was first made available to the public on April 17, 2000 and is marketed under the brand name "Bestnetcall."

     Although founded as a Nevada Corp. on July 10, 1986, we did not commence operations until 1995. From 1995 until 1999, we operated under the name "Wavetech International, Inc." and developed software for customized calling card services and created an infrastructure to market and distribute our products and services. During this period, our efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card service. Since then, we have focused substantially all of our efforts and resources on developing and commercializing our Bestnetcall web-enabled long distance services. On September 27, 2000, we changed our name to BestNet Communications Corp.

BESTNET SOLUTIONS

     Users of our Bestnetcall services are able to perform the following functions by accessing our website at www.Bestnetcall.com:

     *    Register to use our Bestnetcall service

     *    Access and launch communication applications

     *    Access current rate tables and time zone charts

     *    Access a full suite of call management features

     *    Access customer service immediately via the Internet

     *    Maintain call account security

     *    Obtain real time billing detail

     Bestnetcall does not require the purchase of special hardware or software by the customer and uses existing telephone equipment. Users only need access to the Internet and an available phone line (land line or cellular). Bestnetcall also offers immediate real time billing detail to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options. The architecture of Bestnetcall allows for total security regarding both the FROM and TO legs of each call. The FROM and TO numbers are never displayed, thus it is impossible to determine from where a call is being placed.

     Following the completion of a telephone call, the total cost for that call can be viewed on the caller's online account. Call detail records may be printed or copied to Microsoft Word or Microsoft Excel applications. The Bestnetcall service also includes features such as speed dialing, personalized directories, client billing codes, world-time country/city code lookup and immediate access to customer service via our website. Account administrators may add or delete users, view a user's calling activity and create reports detailing call activity.

     The technology upon which our Bestnetcall service is based is subject to a license agreement with Softalk, Inc., an Ontario, Canada-based technology company. We entered into this licensing arrangement in April 1999 and later amended and restated that arrangement in October 1999. Under the terms of our license agreement with Softalk, we were granted exclusive global rights to distribute, market, service, sell, and sublicense Softalk's services and products to commercial accounts and on a worldwide non-exclusive basis to individual consumer accounts.

     We own and operate facilities in Toronto, Canada and New York, New York including high-capacity switches, web servers, data base servers, calling servers and security systems. In addition, we make use of specialized software for data management, billing and customer service requirements. For cost optimization reasons, we shut down our facilities in Los Angeles in the third quarter of fiscal 2002. The equipment remains ready for redeployment when necessary.

PRODUCT SUITE

     Our Bestnetcall service includes the following suite of communication features:

     BestNet WEBCALL - Long Distance Calling

     Clients utilizing our Bestnetcall service can decrease the cost of their long distance service while still retaining the toll quality for global communication needs. Bestnetcall provides the core benefits of lower prices, quality service and on-line real-time billing. Other significant benefits include point and click FROM and TO directories, point and click dialing using directories from Microsoft Outlook, speed dialing, e-mail calling, billing codes, country and city code look-up, time zone information and dialing examples.

     BestNet CONFERENCECALL - Conference Calling

     Bestnetcall offers a conference-calling product that can be used to initiate immediate or scheduled conference calls. The chairperson can either launch successive legs for an immediate conference call or enter and save information for a conference call to be launched automatically at a future date. There are no set-up or administrative charges for the Bestnetcall conference calling facility. This service can reduce the cost of conference calls by up to 80% as compared to traditional conferencing services currently offered by carriers. We have compared the value of this conference-calling service to similar services available in the marketplace and believe it highly competitive.

     BestNet DESKTOPCALL - Desktop Application

       Bestnetcall also has a desktop application that can be downloaded from our website. Calls can then be launched from the desktop application instead of from a web browser. This feature is particularly useful for clients with slow Internet connections. Calls are launched in a similar manner to our web product. All calls are still charged to the same account and on-line billing information may also be viewed. Calls can also be launched directly from Microsoft Outlook using a Bestnetcall Outlook add-in and the desktop.

      BestNet EMAILCALL - E-mail Application

      Bestnetcall e-mail application can be used from any e-mail device such as MS Outlook, Blackberry and cell phones to initiate calls. This patent-pending technology uses simple commands sent by e-mail to launch calls to any nearby phone, such as a pay phone, home phone or cell phone. Clients enter defined calling instructions to the destination of their choice. EmailCall has many convenience features, such as using your personal webCall directories and billing codes.

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     BestNet SATCALL - Satellite Calls

     Bestnetcall has a direct circuit to an international satellite uplink carrier for launching the Inmarsat satellite leg of calls. This circuit provides our Bestnetcall service with the capability to complete calls to remote platforms such as ships, airplanes and oil rigs via our web site at www.bestnetsat.com.

     BestNet PDACALL - Mobile Calling

     Bestnetcall has developed a Palm OS application, which is ideal for wireless PDA devices, including devices offered by Palm, Handspring and Kyocera. Our software, which emulates our BestNet desktop service, gives the user the ability to launch low-cost long distance calls or conference calls using a PDA device to control the call. Applications also have been developed for micro-browser equipped PDA's such as Compaq's iPAQ.

     All calls from these devices are billed in the same way as calls placed through our web product.

MARKETING STRATEGIES

     We offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets include:

     *    Large Corporate / Enterprise Clients

     *    Internet Service Providers

     *    Mid-sized to SOHO Business (Small Office Home Office)

     *    Marketing and Channel Partners

     *    Reseller, VAR and Integrators

     *    Technology and Telecommunications Consultants

     *    Consumers

     Our marketing efforts are targeted at clients in key geographic areas of the world that regularly utilize international long distance and conference calling services. Our present marketing efforts are focused primarily on the following geographic regions:

     *    Central and South America

     *    North America

     *    Asia Pacific

     *    Europe

     *    Middle East

     *    Caribbean

DIRECT SALES

     Our direct sales activities are comprised of the following marketing and sales strategies designed to generate revenue and increase customer usage of our Bestnetcall service:

     * Web Channel - This method of marketing, which represents the majority of our revenue, consists of marketing all of our branded service offerings to individuals and businesses through a combination of Internet-based marketing and third party sales relationships.

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
     * Sales Calls - We call directly on potential clients whom we believe we can create value for, and where relationships are built, to help establish a user base that has synergy with BestNet's product line.

     * Direct Mail and E-mail Solicitations - We send solicitation materials to pre-qualified potential users of our Bestnetcall service. These materials refer or link the potential user to www.Bestnetcall.com to facilitate activation of our Bestnetcall service. Recipients are invited to use the service or request more information. These direct mail or e-mail solicitations are launched on a continuous basis currently by an in-house staff. Future direct mail initiatives will be launched using a combination of in-house resources and external resources.

     * Media Advertising and Promotion - We have initiated limited advertising in print and electronic media targeted at specific market segments in the form of national or international publications. We will consider additional initiatives such as advertising in specific trade publications and Internet advertising during Fiscal 2003 based on an analysis of the cost-effectiveness and results of these initial activities.

     * Public Relations Activities - We have a corporate communications and public relations strategy in place for developing a comprehensive communications program. This communications program will include initiating appropriate news releases, feature print articles in industry and trade specific publications, local print media and editorial support. Our Bestnetcom.com website is also being redeveloped to include a frequently asked questions section to facilitate direct communication with shareholders, customers and the public-at-large. In fiscal 2002 we retained an investor relations firm to deal specifically with shareholders and the investment community.

INDIRECT SALES

     Our indirect sales efforts are centered on the following four types of organizations:

     *    Agent/Distributors  - We are  establishing  a global network of agents
          and   distributors   who  will  market  our   services  to   corporate
          organizations and consumers via private labeled Internet web sites.

     * Telecom Providers - The Bestnetcall services are being made available to other telecommunication providers, resellers, and Internet service providers for resale to their clients. These types of indirect sales organizations solicit through direct mail, e-mail, fax, and direct sales calls by their personnel.

     * Professional Service Firms - Accounting firms, consultants, integrators and legal firms are being solicited to use our Bestnetcall service and to provide this service to their clients as a means of saving money.

     * Licensed Services Channel - Seek to offer a sub-licensed program through this sales channel in an effort to generate additional revenue and to offer others in our industry the features and benefits of our intellectual property.

INDUSTRY BACKGROUND AND MARKET DEMAND

     The Internet represents a significant interactive worldwide medium for communications, collaborative technologies, and the telecommunications market. Meanwhile, global deregulation, the proliferation of new technologies enabling convergence between computers, software applications, Internet, and the telephone are significantly expanding the world's voice market.

     * We believe there are key trends influencing the telecommunications industry and Internet deployment today. We expect the following trends to have a direct and positive effect on the communications market and demand for our applications.

     * Worldwide, STRATEGY ANALYTICS expects cellular subscribers to increase from nearly 900 million at the end of 2001, to 1.9 billion by the end of 2006.

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
     * Globalization of the world's economies increase the international mobility of workforces, and the opportunities that exist in the global Internet roaming marketplace are vast. A recent report published by Frost & Sullivan projected that the global roaming services market is set to grow from $285 million in 2000 to $7.6 billion in 2006.

     * Forrester Research has predicted that 65% of corporate buyers planned to buy at least some telecommunications services on-line; several telecom-purchasing managers stated that, if their carriers are not Web-enabled in two years, they will switch suppliers.

     * The changing regulatory environment: Deregulation is encouraging telecommunications companies to enter each other's markets. Increased competition stimulates globalization as companies move to add geography, customers, expertise, and technology to their business.

     *    The  global  conferencing   market,  which  is  negligible  today,  is
          projected to grow to $11 billion by 2005 according to multimedia consultancy Wainhouse Research.

     We believe the above market trends and projections reflect a large and growing market for potential users of internet telephony services. We believe these market trends and projections will translate into increased demand for providers of internet telephony services and that we are well positioned to capture a portion of this market with our bestnetcall services.

     Our ability to offer a cost effective, highly efficient and dynamic product in terms of features and capabilities is of key importance during poor economic periods as companies are forced to find ways to trim budgets. Companies also have a general reticence towards air travel during such poor economic periods, as well as following the events of September 11, 2001. We hope to capture the promise of this sector.

THE OPPORTUNITY

     We believe our most strategic business opportunity is in servicing the telecommunication needs of the business and mobile markets, which still rely on traditional carriers for supplying their international long distance and conferencing services. Presently, there exists a notable price disparity between the costs of long distance service originating from the U.S., versus origination from most international locations. The advantage of BestNet's service is three-fold. The first advantage is our web-based interface, which provides universal access to our network without the requirement for special software. The second advantage is our patented methodology, which uses a two-leg call (origination and destination leg), which works with any telephone or legacy phone system. The third advantage is our long-distance transport. Our intelligent network is connected to multiple tier-1 carriers where routes are chosen on the basis of price and quality. With our network architecture, we can easily route calls over Voice over Internet Protocol (VoIP) networks - if there is an advantage for certain routes.

     This hybrid approach to routing calls allows the universal access and cost advantages associated with VoIP transport, without any of the disadvantages. For this reason, business and mobile users in over 142 countries rely on BestNet to provide a simple, viable alternative to their existing long distance provider. BestNet provides its service without contracts or hidden charges. Our service easily integrates within any existing legacy or PBX system.

     Our marketing efforts seek to emphasize the following advantages:

     *    Speed of communication - easy deployment within any environment

     * Quality of communication - interconnection with tier-1 carriers ensure highest standards

     *    Reliability  of  communication  -  carrier-class   network  with  full
          redundancy

     *    Ease of operation - user adoption is simple and straight forward

     * Interoperability - operation with legacy systems, fixed or mobile phones

     *    Capital requirement - investment by users is not required

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     We use the  Internet  to enable,  control  and  manage  the  public  switch telephone network calls accessed from our central offices in New York and Toronto. Accordingly, our technology allows us to bring the best wholesale long distance rates, which are in the U.S., to our clients anywhere in the world. We can offer access to global markets including direct access to North American business and consumer markets to any carrier worldwide wishing to connect to our switches in the U.S. and Canada.

INTERNET AND TELEPHONY

     We believe Voice over Internet Protocol, which is commonly referred to as VoIP, has changed the face of global telephony, as such technology has provided millions of users worldwide a viable alternative to expensive long-distance services provided in highly regulated or closed markets. Use of the Internet to transport voice has many advantages, including global access and low cost per minute rates. Providers of VoIP services, more specifically PC-to-phone services, which terminate calls over the public switched network, have experienced the greatest adoption by personal home users, versus business users. However, the disadvantages of PC-to-phone services are notable. VoIP is not available for cellular users and is difficult to use with legacy PBX systems. Other disadvantages include the requirement to buy software, configuration of hardware and reduction in voice quality - notably echoes and delay. The new VoIP technology has greatly improved the quality - however interoperability within legacy phone systems remains the biggest challenge. For this reason, the business market has been slower to adopt VoIP on any large scale.

     Despite the challenges, however, the Internet telephony market is expected to grow substantially over the next five years. Moreover, according to an IDC report, a leading technology research firm, the worldwide Internet telephony market is estimated to grow from 310 million minutes of use in 1998 to 135 billion in 2004. Revenues for this service are projected to increase from $480 million in 1999 to $19 billion by 2004. The report also estimates that the business market will implement extensive use of Internet telephony exceeding the consumer market by 2004.

     Our technology simply requires Internet access. No special hardware, software, or start up costs is required. The inherent diversification of our product suite addresses the above challenges directly.

INMARSAT TELEPHONY MARKET

     One of the fastest growing telephony markets in the world is global satellite telephony communications. The Inmarsat communication system consists of five geostationary satellites circling the globe. These satellites provide voice and data services to remote locations through a global network of terrestrial uplink carriers. The major sectors for satellite communication include maritime, land and aeronautical markets, with the oil and gas, mining and merchant marine industry being the largest customers. According to Inmarsat, there are currently 240,000 Inmarsat terminals in use, distributed in 150 countries, generating an estimated $1.3 billion in long distance charges.

     In 2000, BestNet developed a site specifically for the Inmarsat market called BestNetSat.com In 2002, BestNet upgraded its service to interconnect directly with Stratos Global, a leading Land Earth Station operator and Inmarsat carrier. The direct connectivity to Stratos, and to the Inmarsat network, gives us a pricing advantage over other providers - particularly foreign telecoms. This pricing advantage, coupled with our patented call-initiation methodology, gives us a unique advantage in this market. We are actively developing new customer relationships and markets for the BestNetSat.com service, as the tangible cost benefits associated with our patented technology is easily quantified in a highly competitive and lucrative global market.

FUTURE PRODUCT STRATEGY

     Communication around the globe is rapidly changing, as voice and data networks converge, and as mediums such as instant messaging and Internet delivery cross from the domain of desktop users to mobile devices. The Internet's reach is wider than imagined and its growth faster than expected. The Internet has become one of the world's largest distribution systems. It was designed and engineered to have an abundance of routes, connections, and elasticity. Recognizing this trend, we continue to look for new value added service applications for Bestnetcall to bring to our existing and future clients.

     The growth and universal acceptance of the Internet is creating new opportunities for BestNet, where its core technology can be leveraged in unique and creative ways. Our patented technology allows us to provide a highly

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
efficient interface, linking traditional circuit switched networks (PSTN) with the global access of the Internet. Our goal is to make access to our long distance and conference network as transparent as possible, using a variety of interfaces and devices. For enterprise markets, this could include integration into CRM applications, company Intranets, websites, PBX systems and IP devices. For personal users, the BestNet application can be easily integrated into Internet appliances, PDA's, and mobile devices, using technology such as WAP, SMS or instant messaging as a conduit to BestNet's network.

     We intend to further develop our core network to be a universal interface, where intelligence and functionality can easily be added to the front-end, without having to modify its core database and call control functionality. As an example, this universal interface can be a platform where third parties, using industry compliant standards, develop customized web-based services such as foreign currency billing and directories that are localized for specific customers, or foreign markets.

     In fiscal 2003, we plan to introduce a variety of new services and product enhancements - all based on our core technology platform. These new services and products include the following:

     * Call Button - Currently on the Bestnetcall website as a feature, the BestNet subscriber can configure a graphical button to be used as an alternative 1-800 service. The button can be sent via e-mail or included in an electronic document such as a Word document or PowerPoint presentation. Unlike conventional toll-free services, the subscriber will pay less per minute, can direct the incoming call to any phone, protect the privacy of their own phone number and provide access beyond the geographic limitations imposed by traditional services.

     * Call-enabled websites / banners - Similar in operation to the Call Button - the underlying technology can be used to enable a web visitor to click on an icon, or a banner to initiate a call. For example, a sales organization can have an icon on its website, inviting foreign customers to initiate a toll-free call to the sales organization's call center. We believe the market potential for this application is promising: According to Datamonitor, e-retailers will spend $460 million on e-service solutions. In addition, Forrester Research has reported that 67% of online transactions are aborted because of poor interactivity. BestNet's technology is an ideal solution to poor interactivity and inefficient access to customer service

     * Mobile Access - Recognizing the enormous growth in the mobile market and wide-scale adoption of data-communication, such as SMS and WAP. BestNet intends to introduce services specific to the needs of the mobile market. SMS (Short Messaging Service), which was introduced to allow simple user-to-user communication, can be an efficient communication medium to BestNet's network. Text messaging has caught fire in Europe and Asia. The U.S market is lagging behind, but is poised to catch-up. According to Mobile Lifestreams, monthly SMS volume will reach 62.4 billion minutes by the end of the year.

     * Conferencing - Over the last year, use of BestNet's conferencing application has increased dramatically. BestNet's conferencing service can connect up to 64 participants, which is easily controlled by a conference host using the Desktop, Web or Palm (OS) application. BestNet can connect any phone, including home, office or mobile, to the conference. As a result of customer feedback, BestNet intends to enhance the functionality of its service. This may include the addition of dial-in capability (800 or toll), call recording, operator services and collaborative white-boards.

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NETWORK STRUCTURE

     Our network equipment is currently housed in central office facilities located in New York and Toronto. Our system is designed to support over 20 million minutes of voice traffic per month. Our system capacity can be easily increased as demand for our services increases. Currently we have substantial excess capacity. We perform our own network monitoring and maintenance.

     Our switching matrix is located in our central office facilities and includes direct connectivity to tier-1 carriers. We have multiple carrier connections at each switch location, which provides excellent back-up coverage and the ability to re-route calls to obtain the highest quality connections available. Our carrier configuration also allows us to take advantage of the highest value, i.e., highest quality/lowest price, service offered by our carriers to each country and region we service.

     Currently, all of our voice traffic is carried by our tier-1 carriers via their preferred traffic routes. As VoIP continues to evolve, we will continue to evaluate its application as a means of delivering quality service for our customers.

SOFTALK LICENSE AGREEMENT

     Under the terms of our license agreement with Softalk, we pay Softalk an amount equal to the sum of 100% of Softalk's actual direct expenses incurred in connection with the sale, license and delivery of Softalk products and a 5% markup of the total traffic on the wholesale long distance per minute line costs on a monthly basis.

     Both parties have the right to terminate the license agreement under certain conditions, including:

     * Upon 30 days written notice to the other party, if such other party fails to comply in any material respect with certain terms or conditions of the license agreement and such failure to comply is not corrected within such 30 day notice period;

     * In the event the other party becomes bankrupt or insolvent, suffers a receiver to be appointed, or makes an assignment for the benefit of its creditors.

     Softalk also has the right to terminate the license agreement upon 60 days written notice following a change of control of BestNet.

     Upon termination of the license agreement for any reason whatsoever, we are permitted to continue using Softalk's intellectual property in providing services to all our existing clients, upon the point of termination.

     We presently have several ongoing disputes with Softalk that are in active arbitration over matters involving the license agreement and several other related contractual agreements. These disputes involve allegations that Softalk has breached its contractual obligations. Based on our efforts to pursue our rights under the contractual agreements in place, and at law, Softalk has responded with allegations of its own in an effort to terminate the license agreement. We believe Softalk's allegations are without merit and we will continue to vigorously pursue our rights under the contractual agreements, and defend against Softalk's allegations. See the disclosure under the caption "Item
13. Certain Relationships and Related Transactions" in our Form 10-KSB for the fiscal year ended August 31, 2002, for more information regarding the various agreements entered into between BestNet and Softalk. See also the disclosure under "Item 3. Legal Proceedings" in our Form 10-KSB for a discussion regarding our present legal issues with Softalk.

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COMPETITION

     The communications industry is highly competitive, and one of the primary purposes of the U.S. Telecommunications Act of 1996 is to foster further competition. In the markets we currently compete, and will compete, in the future competition is intense. Competitors range from large well established telephone companies to upstart service providers. We currently do not have a significant market share in any of our markets. The established telephone companies have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the established telephone companies. Furthermore, one large group of established telephone companies, the regional Bell operating companies, have been granted, under particular conditions, pricing flexibility from federal regulators with regard to some services with which we compete. This flexibility may present established telephone companies with an opportunity to subsidize services that compete with segments of our services and offer competitive services at lower prices. To the extent such activities occur, they may have a material adverse affect on our business prospects and results of operations.

     We expect to experience declining prices and increasing price competition. We cannot assure that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

     However, recent competitor operating performance has been poor, resulting in price increases for services like long distance and conference calling. We, in response, have held prices steady and therefore increased/improved our value proposition to current and potential clients.

REGULATORY OVERVIEW

     The following summary of regulatory developments and legislation describes the primary present and proposed federal, state, and local regulation and legislation that is related to the Internet service and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries.

APPLICABLE REGULATIONS

     Telecommunications services are generally subject to federal, state and local regulation. The Federal Communications Commission exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act of 1996. In particular, state regulatory commissions have substantial oversight over the provisions of interconnection and non-discriminatory network access to established telephone companies. Local governments often regulate public rights-of-way necessary to install and operate networks.

FEDERAL REGULATION

     We do not believe our Internet operations are currently subject to direct regulation by the Federal Communication Commission or any other telecommunications regulatory agency, although they are subject to regulations applicable to businesses generally. However, the future of Internet Service Provider regulatory status continues to be uncertain. In an April 1998 report, the Federal Communication Commission concluded that while some Internet service providers should not be treated as telecommunications carriers, some services offered over the Internet, such as phone-to-phone telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Despite the Federal Communication Commission's decision not to allow local telephone companies to

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impose  per-minute  access  charges  on  Internet  service  providers,  and that decision being upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. An imposition of an access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth or reduce potential revenues, particularly if other governments follow suit, which may in turn increase our cost of doing business over the Internet. In
preparation  of  this  prospectus,   we  specifically   sought  any  changes  in
regulations and or tax relative to services we provide in the United States. We found no changes.

EMPLOYEES

     On April 21, 2003, we employed eight[8] full-time employees. We believe our future success will depend on our ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe our relations with employees to be good.

                                 USE OF PROCEEDS

     Gross proceeds of $916,620 from the sale of the units and $150,000 from the conversion of the Senior Secured Notes are being used for working capital purposes. Assuming all of the notes are converted into units, we will also receive up to an additional $1,069,078 if all of the warrants are exercised and $712,719 if all of the Series A Preferred Stock is converted, which amounts will also be used for working capital purposes. Because the exercise price of the warrants and the conversion price of the Series A Preferred Stock are each subject to adjustments upon the occurrence of certain events, the actual proceeds we receive upon the sale of the underlying common stock may fluctuate and cannot be determined with certainty at this time. See "Description of Securities to be Registered" on page 28. We will not receive any proceeds from the subsequent resale by the selling shareholders of any of the common stock.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     The Company's common stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC Bulletin Board from June 28, 1999 to the present. The high and low bid prices of the Company's common stock as reported for the periods presented, by fiscal quarter, (i.e., 1st Quarter = September 1 through November 30) were as follows.

                                                     HIGH         LOW
                                                     ----         ---
          FISCAL YEAR ENDED: August 31, 2000
          First Quarter                               4.25      1.46875
          Second Quarter                             10.25      4.125
          Third Quarter                               9.5       5.00
          Fourth Quarter                              7.25      3.81

          FISCAL YEAR ENDED: August 31, 2001
          First Quarter                               6.125      .875
          Second Quarter                              3.375      .5625
          Third Quarter                               3.60       .55
          Fourth Quarter                              4.40      2.05

          FISCAL YEAR ENDED: August 31, 2002
          First Quarter                               3.00      1.55
          Second Quarter                              1.56       .65
          Third Quarter                               1.58       .35
          Fourth Quarter                              2.50       .71

          FISCAL YEAR ENDED: August 31, 2003
          First Quarter                               1.61       .72
          Second Quarter                               .75       .35
          Third Quarter (through May 1, 2003)          .45       .26

     The bid and asked price of our common stock on May 1, 2003, was $0.30 and $0.31, respectively. We have never declared any cash dividends on common stock and currently plan to retain future earnings, if any, for business operations.

     As of April 21, 2003, the Company had 145 shareholders of record of its common stock. This does not reflect persons or entities that hold stock through various brokerage firms or depositories.

     NASDAQ DELISTING. Our common stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that we were not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, our common stock has been traded on the OTC Bulletin Board under the symbol BESC.

                              SELLING STOCKHOLDERS

     The tables below set forth information concerning the resale by the selling stockholders of the units, the common stock, warrants and Series A Preferred Stock that comprise the units, and the common stock underlying the warrants and the Series A Preferred Stock. Although we will receive a maximum of $1,777,700 from the initial sale of the common stock upon exercise of the warrants and conversion of the Series A Preferred Stock, we will not receive any proceeds from the resale of the units, warrants, Series A Preferred Stock or common stock by the selling stockholders. Because the selling stockholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     Table 1 below sets forth the name of each selling stockholder who may offer the resale of the units, and the common stock, warrants and Series A Preferred Stock that comprise the units, the number of such securities beneficially owned by such selling stockholder, the number of such securities that may be sold in this offering and the number of such securities each selling stockholder will own after the offering, assuming they sell all of the shares offered. Table 2 below sets forth the name of each selling stockholder who may offer the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by such selling stockholder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

   SELLING STOCKHOLDERS TABLE 1: UNITS, SERIES A PREFERRED STOCK AND WARRANTS

                                                                      BENEFICIAL    % OF UNITS     BENEFICIAL
                                                      TOTAL UNITS    OWNERSHIP OF      OWNED      OWNERSHIP OF   % OF UNITS
                                                      INCLUDED IN    UNITS BEFORE      BEFORE      UNITS AFTER   OWNED AFTER
SELLING SHAREHOLDER                                  PROSPECTUS(1)    OFFERING(2)   OFFERING(2)    OFFERING(3)   OFFERING(3)
-------------------                                  -------------    -----------   -----------    -----------   -----------
Ulrich Printzen                                          33,333          33,333        0.9%           -0-           -0-
Schlegel Ranch Company                                   35,000          35,000        1.0%           -0-           -0-
Robert H. Kite                                          100,000         100,000        2.8%           -0-           -0-
Neil F. Kidwell & Elizabeth Gaynor, JTWROS               50,000          50,000        1.4%           -0-           -0-
Sean R. Ryan                                             17,000          17,000        0.5%           -0-           -0-
Neil F. Kidwell                                         100,000         100,000        2.8%           -0-           -0-
Southwest Ventures Investment Club                       34,000          34,000        1.0%           -0-           -0-
Western Growth Partners                                  34,000          34,000        1.0%           -0-           -0-
Schloz Family 1998 Trust                                 66,667          66,667        1.9%           -0-           -0-
John Charles                                             80,000          80,000        2.2%           -0-           -0-
Kay S. Silverman Revocable Trust UA DTD                  83,333          83,333        2.3%           -0-           -0-
Marlin Hull, LLC.                                       100,000         100,000        2.8%           -0-           -0-
Sanders Family Ltd. Partnership #3                      100,000         100,000        2.8%           -0-           -0-
Thomas F. Miller                                        100,000         100,000        2.8%           -0-           -0-
Mountainview Asset Management Ltd.                      160,000         160,000        4.5%           -0-           -0-
David Johnson                                            33,333          33,333        0.9%           -0-           -0-
John D. Schipfer, Jr.                                    33,333          33,333        0.9%           -0-           -0-
Bob Dee Parris, Jr.                                      10,000          10,000        0.3%           -0-           -0-

                                                                      BENEFICIAL    % OF UNITS     BENEFICIAL
                                                      TOTAL UNITS    OWNERSHIP OF      OWNED      OWNERSHIP OF   % OF UNITS
                                                      INCLUDED IN    UNITS BEFORE      BEFORE      UNITS AFTER   OWNED AFTER
SELLING SHAREHOLDER                                  PROSPECTUS(1)    OFFERING(2)   OFFERING(2)    OFFERING(3)   OFFERING(3)
-------------------                                  -------------    -----------   -----------    -----------   -----------
Gary L. Boster                                          100,000         100,000        2.8%           -0-           -0-
William C. Saul                                          10,000          10,000        0.3%           -0-           -0-
E. Thomas Deutsch III                                    10,000          10,000        0.3%           -0-           -0-
M. Brian Zelek                                           14,000          14,000        0.4%           -0-           -0-
Ernesto Zaragoza                                         20,000          20,000        0.6%           -0-           -0-
Morgan Stanley: For the Benefit of Jerry
  Peterson, IRA.                                        500,000         500,000       14.0%           -0-           -0-
Mark E. Ward                                             34,000          34,000        1.0%           -0-           -0-
Ward Real Estate Development Co. Defined
  Benefit Pension                                        34,000          34,000        1.0%           -0-           -0-
Scott Ward                                               34,000          34,000        1.0%           -0-           -0-
William A. Vice                                          20,000          20,000        0.6%           -0-           -0-
K. Michael Hood                                          17,000          17,000        0.5%           -0-           -0-
David H. Dudley                                          20,000          20,000        0.6%           -0-           -0-
James R. Hood                                            10,000          10,000        0.3%           -0-           -0-
Michael Herman                                           30,000          30,000        0.8%           -0-           -0-
Elaine Artt                                              10,000          10,000        0.3%           -0-           -0-
William J. Felsenthal                                    10,000          10,000        0.3%           -0-           -0-
Anna A. Kravetz                                          60,000          60,000        1.7%           -0-           -0-
Delta Marketing Group                                    17,000          17,000        0.5%           -0-           -0-
Michael Hankerson                                        17,000          17,000        0.5%           -0-           -0-
Anne Tuat Nguyen                                         45,000          45,000        1.3%           -0-           -0-
Morgan E. North                                         117,000         117,000        3.3%           -0-           -0-
Robert R. McGowen                                        17,000          17,000        0.5%           -0-           -0-
W.R. Durbin Construction Co.                             40,000          40,000        1.1%           -0-           -0-
Edward Conn                                               5,000           5,000        0.1%           -0-           -0-
Wexford Clearing C/F Anthony Silverman, IRA#
  LFW-802079-AE                                         170,000         170,000        4.8%           -0-           -0-
Donald G. Montgomery                                     17,000          17,000        0.5%           -0-           -0-
DCG&T FBO Neil F. Kidwell IRA                            20,000          20,000        0.6%           -0-           -0-
DCG&T FBO Robert Delmastro Roth IRA                      20,000          20,000        0.6%           -0-           -0-
Olson Precast Company                                    20,000          20,000        0.6%           -0-           -0-
Wexford Clearing C/F Gary L. Boster, IRA#
  LFW-802087-AE                                          20,000          20,000        0.6%           -0-           -0-
Wexford Clearing C/F Fred Burstein, IRA#
  LFW-802109-AE                                         120,000         120,000        3.4%           -0-           -0-
Earnest B. Bunch, III                                     7,000           7,000        0.2%           -0-           -0-
Jerome E. Bowie                                          17,000          17,000        0.5%           -0-           -0-
Timothy O. Devlin                                        25,000          25,000        0.7%           -0-           -0-
Martin J. Mair                                           10,000          10,000        0.3%           -0-           -0-
Wendy Hankerson                                           4,000           4,000        0.1%           -0-           -0-
DCG&T FBO Jeffrey Eells IRA                              10,000          10,000        0.3%           -0-           -0-
Deborah E. Foi                                           10,000          10,000        0.3%           -0-           -0-
Hondliang Liu                                             7,000           7,000        0.2%           -0-           -0-
Southwest Ventures Investment Club                       30,000          30,000        0.8%           -0-           -0-
John L. Hanna                                             7,000           7,000        0.2%           -0-           -0-
Patrick Foi                                               3,400           3,400        0.1%           -0-           -0-
John Boesel                                             177,000         177,000        5.0%           -0-           -0-
Anthony Silverman                                       254,097         254,097        7.1%           -0-           -0-
Bavispe Limited Partnership                             254,097         254,097        7.1%           -0-           -0-

                                             TOTAL:   3,563,593       3,563,593        100%

     (1) Each unit is comprised of one warrant and one share of Series A Preferred Stock, in addition to the common stock included in Table 2. Accordingly, the figures represent not only the number of units, but also the number of warrants and the number of shares of Series A Preferred Stock held by each selling shareholder.

     (2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days.

     (3) Assumes that all securities registered will be sold, either as units, or separately as warrants or shares of Series A Preferred Stock.

                   SELLING SHAREHOLDER'S TABLE 2: COMMON STOCK

                                  COMMON        COMMON      AGGREGATE      BENEFICIAL                  BENEFICIAL
                                   STOCK        STOCK       SHARES OF      OWNERSHIP       % OF        OWNERSHIP
                                 ISSUABLE      ISSUABLE       COMMON       OF COMMON      COMMON       OF COMMON     % OF COMMON
                                 PURSUANT        UPON         STOCK          STOCK         STOCK         STOCK       STOCK OWNED
                                TO SALE OF   CONVERSION/   INCLUDED IN       BEFORE       BEFORE         AFTER          AFTER
                                 UNITS(1)    EXERCISE(2)   PROSPECTUS(3)  OFFERING (4)  OFFERING (5)   OFFERING(6)   OFFERING (6)
                                 --------    -----------   -------------  ------------  ------------   -----------   ------------
Ulrich Printzen                    99,999        99,999       199,998       199,998         0.5%               0        0.0%
Schlegel Ranch Company            105,000       105,000       210,000       240,000         0.6%          30,000        0.1%
Robert H. Kite                    300,000       300,000       600,000       730,000         1.8%         130,000        0.3%
Neil F. Kidwell & Elizabeth
  Gaynor, JTWROS                  150,000       150,000       300,000     1,100,000         2.7%         800,000        2.0%
Sean R. Ryan                       51,000        51,000       102,000       122,000         0.3%          20,000        0.0%
Neil F. Kidwell                   300,000       300,000       600,000     1,100,000         2.7%         500,000        1.2%
Southwest Ventures
  Investment Club                 102,000       102,000       204,000       585,000         1.4%         381,000        0.9%
Western Growth Partners           102,000       102,000       204,000       484,000         1.2%         280,000        0.7%
Schloz Family 1998 Trust          200,001       200,001       400,002       400,002         1.0%               0        0.0%
John Charles                      240,000       240,000       480,000       795,000         2.0%         315,000        0.8%
Kay S. Silverman Revocable
  Trust UA DTD                    249,999       249,999       499,998       529,998         1.3%          30,000        0.1%
Marlin Hull, LLC.                 300,000       300,000       600,000       657,500         1.6%          57,500        0.1%
Sanders Family Ltd.
  Partnership #3                  300,000       300,000       600,000     1,200,000         2.9%         600,000        1.5%
Thomas F. Miller                  300,000       300,000       600,000       805,000         2.0%         205,000        0.5%
Mountainview Asset
  Management Ltd.                 480,000       480,000       960,000       960,000         2.4%               0        0.0%
David Johnson                      99,999        99,999       199,998       319,998         0.8%         120,000        0.3%
John D. Schipfer, Jr.              99,999        99,999       199,998       217,598         0.5%          17,600        0.0%
Bob Dee Parris, Jr.                30,000        30,000        60,000        60,000         0.1%               0        0.0%
Gary L. Boster                    300,000       300,000       600,000       852,500         2.1%         252,500        0.6%
William C. Saul                    30,000        30,000        60,000        60,000         0.1%               0        0.0%
E. Thomas Deutsch III              30,000        30,000        60,000        70,000         0.2%          10,000        0.0%
M. Brian Zelek                     42,000        42,000        84,000        94,000         0.2%          10,000        0.0%
Ernesto Zaragoza                   60,000        60,000       120,000       195,000         0.5%          75,000        0.2%
Morgan Stanley: For the Benefit
  of Jerry Peterson, IRA.       1,500,000     1,500,000     3,000,000     3,300,000         8.1%         300,000        0.7%
Mark E. Ward                      102,000       102,000       204,000       244,000         0.6%          40,000        0.1%
Ward Real Estate
  Development Co. Defined
  Benefit Pension                 102,000       102,000       204,000       448,000         1.1%         244,000        0.6%
Scott Ward                        102,000       102,000       204,000       448,000         1.1%         244,000        0.6%
William A. Vice                    60,000        60,000       120,000       150,000         0.4%          30,000        0.1%
K. Michael Hood                    51,000        51,000       102,000       134,000         0.3%          32,000        0.1%
David H. Dudley                    60,000        60,000       120,000       140,000         0.3%          20,000        0.0%
James R. Hood                      30,000        30,000        60,000        75,000         0.2%          15,000        0.0%

                                  COMMON        COMMON      AGGREGATE      BENEFICIAL                  BENEFICIAL
                                   STOCK        STOCK       SHARES OF      OWNERSHIP       % OF        OWNERSHIP
                                 ISSUABLE      ISSUABLE       COMMON       OF COMMON      COMMON       OF COMMON     % OF COMMON
                                 PURSUANT        UPON         STOCK          STOCK         STOCK         STOCK       STOCK OWNED
                                TO SALE OF   CONVERSION/   INCLUDED IN       BEFORE       BEFORE         AFTER          AFTER
                                 UNITS(1)    EXERCISE(2)   PROSPECTUS(3)  OFFERING (4)  OFFERING (5)   OFFERING(6)   OFFERING (6)
                                 --------    -----------   -------------  ------------  ------------   -----------   ------------
Michael Herman                     90,000        90,000       180,000       192,000         0.5%          12,000        0.0%
Elaine Artt                        30,000        30,000        60,000        70,000         0.2%          10,000        0.0%
William J. Felsenthal              30,000        30,000        60,000        80,000         0.2%          20,000        0.0%
Anna A. Kravetz                   180,000       180,000       360,000       380,000         0.9%          20,000        0.0%
Delta Marketing Group              51,000        51,000       102,000       132,000         0.3%          30,000        0.1%
Michael Hankerson                  51,000        51,000       102,000       132,000         0.3%          30,000        0.1%
Anne Tuat Nguyen                  135,000       135,000       270,000       270,000         0.7%               0        0.0%
Morgan E. North                   351,000       351,000       702,000     1,292,000         3.2%         590,000        1.4%
Robert R. McGowen                  51,000        51,000       102,000       112,000         0.3%          10,000        0.0%
W.R. Durbin Construction Co.      120,000       120,000       240,000       270,000         0.7%          30,000        0.1%
Edward Conn                        15,000        15,000        30,000        35,000         0.1%           5,000        0.0%
Wexford Clearing C/F Anthony
  Silverman, IRA# LFW-802079-AE   510,000       510,000     1,020,000     4,362,632        10.6%       3,342,632        8.1%
Donald G. Montgomery               51,000        51,000       102,000       130,000         0.3%          28,000        0.1%
DCG&T FBO Neil F. Kidwell IRA      60,000        60,000       120,000     1,100,000         2.7%         980,000        2.4%
DCG&T FBO Robert Delmastro
  Roth IRA                         60,000        60,000       120,000       150,000         0.4%          30,000        0.1%
Olson Precast Company              60,000        60,000       120,000       145,000         0.4%          25,000        0.1%
Wexford Clearing C/F Gary L.
  Boster, IRA# LFW-802087-AE       60,000        60,000       120,000       852,500         2.1%         732,500        1.8%
Wexford Clearing C/F Fred
  Burstein, IRA# LFW-802109-AE    360,000       360,000       720,000       805,000         2.0%          85,000        0.2%
Earnest B. Bunch, III              21,000        21,000        42,000        48,000         0.1%           6,000        0.0%
Jerome E. Bowie                    51,000        51,000       102,000       105,000         0.3%           3,000        0.0%
Timothy O. Devlin                  75,000        75,000       150,000       252,700         0.6%         102,700        0.3%
Martin J. Mair                     30,000        30,000        60,000        70,000         0.2%          10,000        0.0%
Wendy Hankerson                    12,000        12,000        24,000        36,000         0.1%          12,000        0.0%
DCG&T FBO Jeffrey Eells IRA        30,000        30,000        60,000        80,000         0.2%          20,000        0.0%
Deborah E. Foi                     30,000        30,000        60,000        60,000         0.1%               0        0.0%
Hondliang Liu                      21,000        21,000        42,000        45,000         0.1%           3,000        0.0%
Southwest Ventures
  Investment Club                  90,000        90,000       180,000       585,000         1.4%         405,000        1.0%
John L. Hanna                      21,000        21,000        42,000        42,000         0.1%               0        0.0%
Patrick Foi                        10,200        10,200        20,400        20,400         0.1%               0        0.0%
John Boesel                       531,000       531,000     1,062,000     1,118,000         2.8%          56,000        0.1%
Anthony Silverman                 762,291       762,291     1,524,582     4,362,632        10.6%       2,838,050        6.9%
Bavispe Limited Partnership       762,291       762,291     1,524,582     2,246,480         5.5%         721,898        1.8%

                        TOTAL: 10,690,779    10,690,779    21,381,558    33,896,458

----------
     (1) Represents the 9,166,197 shares of common stock issued pursuant to the sale of units, and 1,524,582 chares of common stock issuable upon conversion of the 10% Senior Secured Notes into units.

     (2) Represents the 10,690,779 shares of common stock underlying the warrants and the Series A Preferred Stock, including the 3,563,593 shares of common stock issuable upon exercise of the warrants, and the 7,127,186 shares of common stock issuable upon conversion of the Series A Preferred Stock.

     (3) Represents all shares of common stock included in this prospectus, as set forth in the previous two columns, with the exception of the 57,500 shares of common stock issued as consideration for the 10% Secior Secured Notes.

     (4) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the exercise of the warrants and upon the conversion of the Series A Preferred Stock is subject to adjustment depending on the occurrence of various events, and could materially depart from the number estimated in the table.

     (5) Amounts and percentages are based upon 19,257,325 shares of our common stock outstanding as of April 21, 2003, plus, for each person or entity in this table, the shares to be issued either directly or upon exercise of warrants or conversion of Series A Preferred Stock, as the case may be.

     (6) Assumes that all securities registered will be sold.

     The selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus, from time to time to update the disclosure.

                              PLAN OF DISTRIBUTION

     Any or all of the Offered Securities may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling stockholders will sell any or all of the Offered Securities in this offering. The Offered Securities may be sold in one or more of the following types of transactions:

     (a)  a  block  trade  in  which  a  selling   shareholder   will  engage  a
broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction;

     (b)  purchases  by  a  broker-dealer   as  principal  and  resale  by  such
broker-dealer for its account pursuant to this prospectus;

     (c) an exchange distribution in accordance with the rules of such exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     (e) any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

     In connection with distributions of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell common stock short and redeliver the common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

     UNDERWRITER STATUS. The selling stockholders, and any broker-dealers or agents that are involved in selling the Offered Securities, may be considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any of the Offered Securities covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

     Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, each selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholders.

     We have agreed to indemnify the selling shareholders against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

     PENNY STOCK RULES. Our common stock is subject to the "penny stock" rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser's written consent to the transaction prior to the purchase. The "penny stock" rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. Broker-dealers must also disclose:

     * the commission payable to both the broker-dealer and the registered representative,
     *    current quotations for the securities, and
     * if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

     Finally,   monthly   statements  must  be  sent  disclosing   recent  price
information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in "penny stocks" and it is unlikely that any bank or financial institution will accept "penny stock" as collateral.

     EXPENSES OF THE DISTRIBUTION. We will bear all of the costs and expenses of registering under the Securities Act the sale of securities offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling shareholders.

     STATE SECURITIES LAWS. In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholders. We have no obligation to obtain such registrations or qualifications.

                         DETERMINATION OF OFFERING PRICE

     The price at which the Offered Securities are sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

UNITS

     In this prospectus we are registering the resale by the selling shareholders of 3,563,593 units. Of the 3,563,593 units being registered, 3,055,399 units were issued pursuant to a Unit Purchase Agreement entered into with investors at a per unit purchase price of $0.30. The remaining 508,194 units were issued upon conversion of $150,000 in aggregate principal and accrued interest of the Senior Secured Convertible Notes issued in February 2003. Each unit consists of three shares of common stock, one three-year warrant to purchase one share of common stock at an exercise price of $0.30 per share of common stock, and one share of Series A Preferred Stock, convertible into two shares of common stock at a conversion price of $0.10 per share of common stock.

WARRANTS

     In this prospectus we are registering the resale by the selling shareholders of 3,563,593 warrants. The warrants, which were issued as part of the units, entitle the warrant holders to purchase one share of common stock at the exercise price of $0.30 per share of common stock. The warrants may be exercised at any time following the date, if ever, the Company's shareholders adopt a proposal authorizing an increase in the Company's authorized capital stock. The warrants expire on the third anniversary of their issuance date. The exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and reverse stock splits, combinations and reclassifications of common stock, and any reorganization, merger or combination of the Company with or into another Corp. or the sale of all or substantially all of our assets. Warrant holders do not have any voting or other rights as common shareholders. As of the date of this prospectus, the warrants remain unexercised. The warrants will not be separately tradable or transferable apart from the units until such time as determined by our board of directors.

SERIES A CONVERTIBLE PREFERRED STOCK

     In this prospectus, we are registering the resale by the selling shareholders of 3,563,593 shares of Series A Convertible Preferred Stock. The shares of Series A Preferred Stock, which were issued as part of the sale of the units, are entitled to a liquidation preference amount of $0.001 per share, and each share is convertible into our common stock at an exercise price of $0.10 per share. The Series A Preferred Stock may be converted at any time following the date, if ever, the Company's shareholders adopt a proposal authorizing an increase in the Company's authorized capital stock. Series A Preferred Stockholders to not have any voting or other rights as common shareholders.

     As of the date of this prospectus, all of the 3,563,593 outstanding shares of the Series A Preferred Stock remain outstanding. The Series A Preferred Stock will not be separately tradable or transferable apart from the units until such time as determined by our board of directors.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona and Weirfoulds LLP., Toronto, Ontario.

                                     EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal years ended August 31, 2002 and 2001, have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 2002 and copies of our quarterly reports on Form 10-QSB for the quarterly periods ended November 30, 2002 and February 28, 2003.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                               PART II TO FORM S-2

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

     SEC Registration Fee                                        $    232
     Legal Fees and Expenses                                        5,000
     Accounting Fees and Expenses                                   5,000
     Printing and Engraving Expenses                                1,000
     Miscellaneous                                                  3,770
                                                                 --------
     Total                                                       $ 15,002
                                                                 ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles 11 and 12 of our Articles of Incorporation provide as follows:

     1. To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corp. shall be personally liable to the Corp. or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corp. to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corp. occurring prior to such repeal, amendment or modification.

     2. The Corp. shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corp., to the fullest extent allowed under Nevada law.

ITEM 17. UNDERTAKINGS

     1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on May 6, 2003.


                                       BESTNET COMMUNICATIONS CORP.


                                       By: /s/ Robert A. Blanchard
                                           -------------------------------------
                                           Robert A. Blanchard,
                                           President and Chief Executive Officer


                                       By: /s/ Paul H. Jachim
                                           -------------------------------------
                                           Paul H. Jachim,
                                           Chief Financial Officer and Chief
                                           Operating Officer (Principal
                                           Financial and Accounting Officer)

     The officers and directors of BestNet Communications Corp. whose signatures appear below, hereby constitute and appoint Robert A. Blanchard and Paul H. Jachim as their true and lawful attorneys-in-fact and agents, with full power of substitution, with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-2, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or his substitutes, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this post-effective amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE                              TITLE                            DATE
---------                              -----                            ----

/s/ Robert A. Blanchard      President, Chief Executive              May 6, 2003
-----------------------      Officer, Acting Chairman
Robert A. Blanchard          and Director

/s/ Paul H. Jachim           Chief Financial Officer,                May 6, 2003
-----------------------      Chief Operating Officer and
Paul H. Jachim               Director (Principal Financial
                             and Accounting Officer)

/s/ Chris J. Grant           Director                                May 6, 2003
-----------------------
Chris J. Grant

/s/ Randy S. Moore           Director                                May 6, 2003
-----------------------
Randy S. Moore

/s/ James B. Woodcock        Director                                May 6, 2003
-----------------------
James B. Woodcock

                                  EXHIBIT INDEX

EXHIBIT                                                        PAGE NUMBER OR
NUMBER                       DESCRIPTION                      METHOD OF FILING
------                       -----------                      ----------------
  4.1     Form of Warrant                                     Filed herewith

  4.2     Series A Convertible Preferred Stock, $.001 par     Filed herewith
          value per share, Certificate of Designation

  5       Opinion re: legality of the securities being        Filed herewith
          registered

  10.1    Form of Unit Purchase Agreement (excluding          Filed herewith
          exhibits)

  10.2    Form of Registration Rights Agreement               Filed herewith

  23      Consent of Independent Auditors, Semple &           Filed herewith
          Cooper LLP

  24      Powers of Attorney                                  See signature page